UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170249

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Re: PG&E Corporation
Incoming letter dated February 27, 2017

Dear Ms. Chiu:

This is in response to your letter dated February 27, 2017 concerning the shareholder proposal submitted to PG&E by John Chevedden. We also have received a letter from the proponent dated February 27, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 2, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated February 27, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PG&E's policies, practices and procedures compare favorably with the guidelines of the proposal and that PG&E has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that PG&E did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PG&E Corporation (PCG)
Shareholder Proxy Access Reform
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 27, 2017 no-enforcement request.

The company had 80 days to work on its request based on the submittal date of the rule 14a-8 proposal. The company did say that its February 27, 2017 letter was just a preview of additional information to follow. The company did not ask for more time to fully prepare what turns out to be an incomplete no action request with key information lacking.

With the burden of proof on the company the company failed to disclose its secret formula (or if it even has any formula at all) used beyond its incomplete calculations (starting at the last block of text on page 4) to come up with the secret percent of its share percentages (like 0.15%) that are purportedly held for a continuous 3-years. A continuous 3-years means that one cannot sell stock in the morning and replace it in the afternoon and still get credit for a continuous 3-years.

The company also failed to note its bylaw provision requiring stock to be held for a 3 continuous years:
(c) Eligibility of Nominating Shareholder.
(i) An "Eligible Shareholder" is a person who has either
(1) been a record holder of the shares of common stock of the Corporation used to satisfy the eligibility requirements in this Section 3(c) *continuously* for the three-year period specified in subsection (c)(ii) of this Section 3 below or (2) provides to the Corporate Secretary of the Corporation, within the time period referred to in Section 3(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors or its designee, acting in good faith , determines acceptable. [emphasis added]

The company did not distinguish its request from:
Citigroup Inc. (February 10, 2017)
Or the 4 other requests that were denied on the same day.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Frances S. Chang <fsc5@pge.com>

[PCG – Rule 14a-8 Proposal, December 1, 2016]
[December 2, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is of greater importance because the 2016 PG&E say-on-pay proposal received 20% in negative votes indicating shareholder dissatisfaction – especially when many companies get 5% in negative votes. Two directors (Williams and Parra) were flagged by GMI Analyst for their directorships at Dex One Corp and NII Holdings, when these companies filed their Chapter 11 bankruptcies. Williams, our so-called lead director (and audit and executive pay committee member), was a PG&E director when PG&E filed bankruptcy in 2004. Our directors thus have an abundance of experience in bankruptcies. Practices like these make a case for shareholders to replace directors.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

New York
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Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

February 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of PG&E Corporation, a California corporation (the "**Company**" or "**PG&E**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal submitted on December 1, 2016 (the "**Proposal**") by John Chevedden (the "**Proponent**"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**").

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. As discussed below, the Company notes that the Staff recently determined that substantially identical proposals submitted to several other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "compare favorably with the guidelines of the proposal" and, therefore, "substantially implemented the proposal." *See Eastman Chemical Co.* (Feb. 14, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017) *United Continental Holdings, Inc.* (Feb. 10, 2017), *Eastman Chemical Company* (Feb. 14, 2017) and *Northrop Grumman Corporation* (Feb. 17, 2017) (collectively, the "**Amend Proxy Access Letters**").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (Nov. 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its definitive proxy statement with the Securities and Exchange Commission (the "**Commission**") on or around April 18, 2017. This letter is being sent to the Staff less than 80 calendar days before such date, and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of the Company's stock owned continuously for 3-years in order to make use of shareholder proxy access. The full text of the Proposal and related correspondence is attached as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

A. Background

On February 19, 2016, the Company disclosed in a Current Report on Form 8-K filed with the Commission that its Board of Directors adopted an amendment to its Bylaws on February 17, 2016. Article I, Section 3 was added to the Bylaws to permit a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the Bylaws are satisfied. A copy of the Bylaws is attached as Exhibit B.

Because Article I, Section 3 of the Bylaws already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement (an "**aggregation limit**"), and that limit achieves the essential objective of the Proposal, the Company believes that it may exclude the Proposal on the ground that it has been substantially implemented.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). Even if a company's actions do not go as far as those requested by the proposal, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g.*, *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce); and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

Further, the Staff has indicated in a number of no-action letters that a 20-person aggregation limit is consistent with the essential objective of proxy access. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g.*, *Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-shareholder aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); to eliminate a 20-shareholder aggregation limit; and to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

C. The Company's Bylaws Substantially Implement the Proposal

In each of the foregoing no-action letters relating to proxy access, the company responded to the shareholder' s proposal by amending its bylaws or other relevant documents in some respect. Where the proposal requested that the company adopt a proxy access bylaw, the company adopted a proxy access bylaw, but on terms that differed from the shareholder proposal. Where the proposal requested that the company amend an existing proxy access bylaw, the proposal requested amendment of multiple provisions, and the company implemented certain of the requested changes but not others. Rule 14a-8(i)(10) does not require, however, that a company change its existing policies or practices (or amend its bylaws) to establish that it has substantially implemented a proposal. Instead, the rule allows a company to exclude a proposal if the company has already taken action or adopted policies, practices or procedures to address the underlying concerns and essential objectives of the proposal. *See, e.g.*, *Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); and *ConAgra Foods, Inc.* (June 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal. Those letters do not support a conclusion, however, that a company must amend its bylaws in some respect in order to be deemed to have substantially implemented a proposal requesting a bylaw amendment. Instead, a proposed amendment will be deemed to have been substantially implemented if the company's existing bylaws already achieve the essential objective of the proposal. *See Amend Proxy Access Letters.*

Here, the only requested amendment to the Bylaws is an increase in the Company's 20-shareholder aggregation limit. The difference between a 20-shareholder aggregation limit and a 50-shareholder limit is far less significant than the difference between a 5% minimum ownership requirement and a 3% minimum ownership requirement. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10), because the Company's current aggregation limit achieves the essential objectives of the Proposal.

An aggregation limit is designed to minimize the burden on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also each own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

There is no particular "science" to determining, for any company, the aggregation limit that will best achieve a balance between making proxy access reasonably available and avoiding a process that imposes an undue burden and expense on the Company to the detriment of other shareholders. Based on a review of proxy access bylaws adopted by public companies to date, approximately 90% of companies have a minimum ownership requirement of 3% of the outstanding common stock and an aggregation limit of 20 shareholders (with other companies having aggregation limits ranging from five to an unlimited number of shareholders). Under a 20-shareholder aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own much less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on data available to the Company as of December 2016, three of the Company's institutional shareholders have each owned more than 5% of the Company's outstanding common stock for at least three years. Moreover, the largest 20 institutional shareholders of the Company hold nearly 50% of the Company's outstanding common stock. More than 85 institutional investors each own more than .15% of the Company's outstanding common stock – the minimum percentage that a stockholder must own to form a group of 20 stockholders of an equal size in order to satisfy the 3% minimum ownership requirement.

The concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways by combining with one or a small number of the 20 largest investors. A shareholder group is not limited to these known institutional investors, of course, and a shareholder seeking to nominate a director candidate may approach any other shareholders to meet the 3% threshold. The 20-shareholder aggregation limit therefore does not unduly restrict any shareholder from forming a group to make a proxy access nomination.

The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50 shareholder limit would not more than double the number of shareholders who might be able to utilize proxy access. Instead, it would simply reduce by more than half the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of shareholder combinations that could yield a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's shareholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of shareholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock.

The Company's 20-shareholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would at least double the effort and expense required to process information for a 20-shareholder group, without increasing proportionately the likelihood that a shareholder will be able to form a nominating group.

The Commission noted in its 2010 release adopting a proxy access rule that a 3% ownership threshold is achievable at most large companies (and therefore most likely to occur) by aggregating a small number of investors. *See* Release No. 33-9136 (2010). While the Commission's rule did not impose a limit on the number of shareholders who could form a group to meet the minimum ownership requirement, the Commission took into account the ease of aggregating holdings in reaching a conclusion that the minimum ownership requirement should be set at 3%. In the text of the adopting release, at notes 235-245, the Commission addressed aggregation by noting that:

"...we considered the data in the [Memorandum from the Division of Risk, Strategy, and Financial Innovation regarding the Share Ownership and Holding Period Patterns in 13F data (November 24, 2009), available at http://www.sec.gov/comments/s7-l0-09/s7l009-S76.pdf] to be the most pertinent to our selection of a uniform minimum ownership percentage. We received additional data relating to large companies, however, that offer some additional indication about the number of shareholders potentially available to form a group to meet the 3% ownership threshold. One study indicated that in the top 50 companies by market capitalization as of March 31, 2009, the five largest institutional investors held from 9.1% to 33.5% of the shares, and an average of 18.4% of the shares. That same study found that among a sample of 50 large accelerated filers, the median number of shareholders holding at least 1% of the shares for at least one year was 10.5, with 45 of the 50 companies in the sample having at least seven such shareholders. Another study that was reported to us similarly suggests relatively high concentration of share ownership. According to that analysis of S&P 500 companies, 14 institutional investors could satisfy a 1% threshold at more than 100 companies, eight could meet that threshold at over 200 companies, five could meet it at over 300 companies, and three could meet it at 499 of the 500. Information from specific large issuers likewise suggests the achievability of shareholder groups aggregating 3%." (footnotes omitted).

The concentration of ownership of the common stock of large public companies makes it highly unlikely that increasing the aggregation limit from 20 to 50 at those companies would enhance the ability of shareholders to form nominating groups. The Proposal's supporting statement states that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined" by the Council of Institutional Investors. We note that the Company's six largest public pension fund shareholders own approximately 1.2% of the Company's outstanding stock, and assuming these funds have held for at least three years, there is ample opportunity to group with other similar shareholders to meet the minimum ownership requirement.

A 20-shareholder aggregation limit has achieved a consensus among companies that have adopted proxy access. The limit is designed to make proxy access available to all shareholders by allowing them to form groups with a broad class of shareholders, without also creating a process that is burdensome, complex, unwieldy and expensive. Of the over 370 public companies that adopted proxy access between January 2015 and February 2017, over 92% adopted an aggregation limit of 20 shareholders or fewer. A 20-shareholder aggregation limit is the threshold adopted in the bylaws of T. Rowe Price Group, Inc., State Street Corporation and BlackRock, Inc., the publicly-traded parent companies of some of the largest institutional shareholders in the United States.

In making its own determination regarding the appropriate terms of the Company's proxy access Bylaw, the Board of Directors reached a similar conclusion that 20 shareholders is the most appropriate aggregation limit to achieve the dual purposes of an aggregation limit. Before adopting the Company's proxy access Bylaw, the Board solicited input regarding the Bylaw so that it reflected the perspectives of the Company's largest investors, as well as current market practices of other large companies Given the profile of the Company's shareholders, the Board believed that the 20-shareholder aggregation limit was appropriate and reasonable. In light of this, the Board concluded that the 20-shareholder aggregation limit balanced appropriately the Company's interests in efficiency and keeping costs low while also providing a workable proxy access bylaw that is accessible by all shareholders.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's 50-shareholder aggregation limit does little to make proxy access more available to or usable by the Company's shareholders.

The Company's proxy access bylaw compares favorably with the Proposal and achieves the essential objective of the Proposal. Accordingly, the Company believes that it has substantially implemented the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of several shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. *See Amend Proxy Access Letters* above. The Amend Proxy Access Letters were first posted to the Commission's website on February 15, 2017, which is less than 80 days before the Company intends to file its definitive proxy statement. The Amend Proxy Access Letters make clear that the Staff concurs with the various companies' views that the proxy access bylaws they have adopted "compare favorably" with the guidelines of the Proponent's proposal.

Based on the timing of the posting of the Amend Proxy Access Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Amend Proxy Access Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4908 or ning.chiu@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Ning Chiu

Ning Chiu

Attachment

cc w/ att: Frances Chang, Chief Counsel, Governance, Pacific Gas and Electric Company

John Chevedden

Exhibit A

The Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation (PCG)
77 Beale Street
San Francisco, California 94177
PH: 415-973-1000
PH: 415-267-7070
FX: 415-267-7267
FX: 415-817-8225
FX: 415-973-8719

REVISION

Dear Ms. Cheng,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 1, 2016
Date

cc: Frances S. Chang <fsc5@pge.com>

[PCG – Rule 14a-8 Proposal, December 1, 2016]
[December 2, 2016 Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is of greater importance because the 2016 PG&E say-on-pay proposal received 20% in negative votes indicating shareholder dissatisfaction – especially when many companies get 5% in negative votes. Two directors (Williams and Parra) were flagged by GMI Analyst for their directorships at Dex One Corp and NII Holdings, when these companies filed their Chapter 11 bankruptcies. Williams, our so-called lead director (and audit and executive pay committee member), was a PG&E director when PG&E filed bankruptcy in 2004. Our directors thus have an abundance of experience in bankruptcies. Practices like these make a case for shareholders to replace directors.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From:	Corporate Secretary
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	Shareholder Proposal
Date:	Wednesday, December 07, 2016 2:56:16 PM
Attachments:	Chevedden John response - 120716.pdf

Mr. Chevedden,

Please see the attached letter from Linda Y.H. Cheng in response to the shareholder proposal you submitted to PG&E Corporation.

Thank you,

Office of the Corporate Secretary
PG&E Corporation
415.973.8200

PG&E Corporation

Linda Y.H. Cheng
Vice President,
Corporate Governance
and Corporate Secretary

77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105

415.973.8200

December 7, 2016

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16*** and UPS

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This will acknowledge receipt on December 2, 2016 of a shareholder proposal (revised) and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2017 annual meeting.

The Securities and Exchange Commission's (SEC) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the shareholder continuously held the required securities for at least one year, or (2) submitting to the company (a) appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments and updated forms, reflecting the shareholder's ownership of shares as of, or before, the date on which the one-year eligibility period begins, and (b) the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

SEC staff guidance indicates that, with respect to item (1) above, the "record" holder providing proof of ownership must be a "participant" in the Depository Trust Company (or DTC), or an affiliate of a DTC participant. If the DTC participant or affiliate does not know the shareholder's specific holdings, then it will be acceptable to provide ownership letters from both the DTC participant (or affiliate) and the shareholder's bank, broker, or other securities intermediary. The letter from the shareholder's broker or bank or other securities intermediary should confirm the shareholder's ownership, and the other letter from the DTC participant (or affiliate) should confirm the broker, bank, or other security intermediary's ownership.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If within the 14-day limit the Corporation does not receive the required confirmation of ownership, the Corporation intends to omit the Proposal from the Corporation's 2017 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the Proposal could be omitted from the Corporation's proxy statement on other grounds. If within the 14-day timeframe you adequately correct the eligibility defect described above, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

Sincerely,

Linda Lyn Cheng

Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 20, 2016

PCG
Post-it® Fax Note 7671

To Linda Y. H. Cheng		Date 12-21-16	# of pages ▸
Co./Dept.		Co.	
Phone #		Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 415-973-8719		Fax #	

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since July 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
General Motors Company	37045V100	GM	100
Pacific Gas and Electric Company	69331C108	PCG	80
UnitedHealth Group, Inc.	91324P102	UNH	70
Target Corp.	87612E106	TGT	60
Alaska Air Group, Inc.	011659109	ALK	500

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W097977-20DEC16

From:	Corporate Secretary
To:	***FISMA & OMB Memorandum M-07-16***
Subject:	Shareholder Proposal
Date:	Wednesday, February 22, 2017 3:57:57 PM

Dear Mr. Chevedden:

This is to inform you that PG&E Corporation plans to submit a No-Action Letter request to SEC Staff to omit your proposal from its 2017 proxy statement. If you would like to discuss, please contact us at CorporateSecretary@pge.com or (415) 973-8200.

Thank you.

Linda Y.H. Cheng
Vice President, Corporate Governance
and Corporate Secretary

Exhibit B

Bylaws
of
PG&E Corporation
amended as of December 16, 2016

Article I.
SHAREHOLDERS.

1. **Place of Meeting**. All meetings of the shareholders shall be held at the office of the Corporation in the City and County of San Francisco, State of California, or at such other place, within or without the State of California, as may be designated by the Board of Directors.

A meeting of the shareholders may be conducted, in whole or in part, by electronic transmission by and to the Corporation or by electronic video screen communication if: (a) the Corporation implements reasonable measures to provide shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, and (b) the Corporation maintains a record of the vote or action and any shareholder votes or other shareholder actions taken at the meeting by means of electronic transmission to the Corporation or electronic video screen communication.

Any request by the Corporation to a shareholder under Section 20(b) of the California Corporations Code for consent to conduct a meeting of shareholders by electronic transmission must include a notice that, absent consent of the shareholder, the meeting will be held at a physical location.

2. **Annual Meetings**. The annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors.

Written notice of the annual meeting shall be given not less than ten (or, if sent by third-class mail, thirty) nor more than sixty days prior to the date of the meeting to each shareholder entitled to vote thereat. The notice shall state the place (if any), date, and hour of such meeting, the means of electronic transmission by and to the Corporation or electronic video screen communication (if any) by which shareholders may participate in that meeting, and those matters which the Board, at the time of mailing, intends to present for action by the shareholders.

Notice of any meeting of the shareholders shall be given by mail, electronic transmission, or other written communication to each holder of record of the stock entitled to vote thereat, at his address, as it appears on the books of the Corporation.

For purposes of this Section 2 only, "electronic transmission" from the Corporation means a communication (a) delivered by (i) facsimile telecommunication or electronic mail when directed to the facsimile number or electronic mail address, respectively, for that shareholder on record with the Corporation, (ii) posting on an electronic message board or network which the Corporation has designated for those communications, together with a separate notice to the recipient of the posting, which transmission shall be validly delivered upon the later of the posting or delivery of the separate notice thereof, or (iii) other means of electronic communication, (b) to a shareholder who has provided an unrevoked consent to the use of those means of transmission for such communications, and (c) that creates a record that is capable of retention, retrieval, and review, and that may thereafter be rendered into clearly legible tangible form. In addition, the consent to an electronic transmission by the Corporation to an individual shareholder shall be preceded by or include a clear written statement to the shareholder as to: (a) any right of the recipient to have the record provided or made available on paper or in non-electronic form, (b) whether the consent applies only to that transmission, to specified categories of communications, or to all communications from the Corporation, and (c) the procedures the recipient must use to withdraw consent.

At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the annual meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of the annual meeting (or any supplement thereto) given by or at the direction of the Board, or (b) otherwise properly brought before the annual meeting by a shareholder. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2 and Article I, Section 3 of these Bylaws.

For business to be properly brought before an annual meeting by a shareholder, including the nomination of any person (other than a person nominated by or at the direction of the Board) for election to the Board, the shareholder must have given timely and proper written notice to the Corporate Secretary of the Corporation pursuant to this Section 2 or Article I, Section 3 of these Bylaws.

Other than director nominations pursuant to Article I, Section 3 of these Bylaws, to be timely, the shareholder's written notice must be received at the principal executive office of the Corporation not more than 120 days and not less than ninety days before the anniversary date of the prior year's annual meeting of shareholders; provided, however, that if the annual meeting to which the shareholder's written notice relates is to be held on a date that differs by more than thirty days from the date of the last annual meeting of shareholders, the shareholder's written notice to be timely must be so received not later than the close of business on the tenth day following the date on which public disclosure of the date of the annual meeting is made or given to shareholders. Any shareholder's written notice that is delivered after the close of business (5:00 p.m. local time) will be considered received on the following business day. As used in these Bylaws, "public disclosure" shall include disclosure in a press release or in a document publicly filed by the Corporation with the United States Securities and Exchange Commission (SEC) pursuant to Section 13, 14, or 15(d) of the

Securities Exchange Act of 1934 (and its successors) (the "Exchange Act") and the rules and regulations promulgated thereunder.

To be proper, the shareholder's written notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the text of the proposal or business to be brought before the annual meeting (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (c) the name and address of the shareholder as they appear on the Corporation's books and the name and address of any of its Associated Persons (defined below), (d) the class and number of shares of the Corporation that are beneficially owned or held of record by the shareholder or any of its Associated Persons, and a description of all Disclosable Interests (defined below) (i) held by the shareholder or any of its Associated Persons or (ii) to which any of them is a party, (e) a description of all agreements, arrangements, or understandings between or among (i) such shareholder, (ii) any Associated Person, and/or (iii) any other person or persons (naming such person or persons), in each case relating to the business to be brought before the annual meeting or pursuant to which such business is to be proposed by such shareholder, (f) any material interest of the shareholder or Associated Parties in such business, and (g) other such information concerning the shareholder, any of its Associated Persons, and such item of business as would be required under the rules of the SEC in a proxy statement soliciting proxies in support of the item of business proposed to be brought before the annual meeting; provided, however, that the disclosures required by this Section 2 shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company, or similar nominee solely as a result of such entity being the shareholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner or beneficial owners.

In addition, other than director nominations pursuant to Article I, Section 3 of these Bylaws, if the shareholder's written notice relates to the nomination at the annual meeting of any person for election to the Board, such notice to be proper must also set forth (a) the name, age, business address, and residence address of each person to be so nominated, (b) the principal occupation or employment of each such person, (c) the number of shares of capital stock of the Corporation beneficially owned by each such person and any and all Disclosable Interests held by each such person to which each such person is a party, (d) a description of all agreements, arrangements, or understandings (including compensation) between or among (i) such shareholder, (ii) each nominee, (iii) any Associated Person, and/or (iv) any other person or persons (naming such person or persons), in each case relating to the nomination or pursuant to which the nomination or nominations are to be made by such shareholder and/or relating to the candidacy or service of the nominee as a director of the Corporation, (e) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, (f) a representation as to whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee, or (ii) otherwise to solicit proxies from shareholders in support of such nomination, (g) such other information concerning each such person as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such person as a director, and accompanied by a consent, signed by each such person, to serve as a director of the Corporation if elected, and (h) if any such nominee, the shareholder nominating the nominee, or any such Associated Person expresses an intention or recommendation that the Corporation enter into a strategic transaction, any material interest in such transaction of each such proposed nominee, shareholder, or Associated Person, including without limitation, any equity interests or any Disclosable Interests held by each such nominee, shareholder, or Associated Person in any other person, the value of which interests could reasonably be expected to be materially affected by such transaction. In addition, such notice must contain a written and signed representation and agreement of each such nominee, pursuant to which such nominee represents and agrees that he or she (a) is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director, will act or vote on any issue or question or that could reasonably be expected to limit or interfere with such nominee's ability to comply with his or her fiduciary duties under applicable law that has not been disclosed to the Corporation, (b) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (c) if elected as a director, will comply with all of the Corporation's then existing corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies, codes, and guidelines and any other Corporation policies, codes, and guidelines applicable to directors. To be proper notice, the shareholder's notice also must include a written questionnaire completed by the proposed nominee with respect to the background and qualifications of such proposed nominee (which form of questionnaire shall be provided by the Corporate Secretary upon request).

The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine (a) the eligibility of such proposed nominee to serve as a director of the Corporation, and (b) whether such nominee qualifies as an "independent director" or "audit committee financial expert" under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation.

In addition, for a shareholder's written notice to the Corporate Secretary to be proper and timely, a shareholder providing notice of any business (including the nomination of any person for election to the Board) proposed to be made at any annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2 shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof.

Such update and supplement (or, if applicable, written confirmation that the information provided in such notice is still true and correct as of the applicable date) shall be delivered to, or mailed to and received by, the Corporate Secretary at the principal executive office of the Corporation no later than five business days after the record date for the meeting or, if practicable, any adjournment or postponement thereof and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). A shareholder, in his or her initial written notice of any business to the Corporate Secretary, shall confirm his or her intention to update and supplement such notice as required herein.

Nothing in these Bylaws shall be deemed to affect any rights of a shareholder to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14-8 under the Exchange Act. Notwithstanding anything in these Bylaws to the contrary, except for proposals properly and timely made in accordance with Rule 14a-8 under the Exchange Act and included in the notice of annual meeting given by or at the direction of the Board, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 2 and Article I, Section 3 of these Bylaws.

As used in this Section 2, "Associated Person" shall mean (a) the beneficial owner or beneficial owners on whose behalf the written notice of business proposed to be brought before the annual meeting is made, if different from the shareholder proposing such business, and (b) each "affiliate" or "associate" (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of each such shareholder or beneficial owner.

As used in this Section 2, "Disclosable Interest" shall mean any agreement, arrangement, or understanding (including but not limited to any derivatives, swaps, long or short positions, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares that are held or have been entered into, directly or indirectly, by or on behalf of such shareholder, the nominee proposed by such shareholder, as applicable, or any such Associated Person), the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, provide the opportunity to profit from share price changes to, or maintain, increase, or decrease the voting power of, such shareholder, proposed nominee, as applicable, or any such Associated Person, with respect to shares of stock of the Corporation; provided, however, that Disclosable Interests shall not include any such disclosures with respect to any broker, dealer, commercial bank, trust company, or similar nominee solely as a result of such entity being the shareholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner or beneficial owners.

3. **Nominations of Directors Included in the Corporation's Proxy Materials.**

(a) **Inclusion of Shareholder Nominee in Proxy Statement.** Subject to the provisions of this Section 3, if expressly requested in the relevant Nomination Notice (as defined in Section 3(d) below), the Corporation shall include in its proxy statement for any annual meeting of shareholders (but not at any special meeting of shareholders): (i) the name of any person nominated for election (the "Shareholder Nominee"), which shall also be included on the Corporation's form of proxy and ballot, by any Eligible Shareholder (as defined in Section 3(c)(i) below) or group of up to 20 Eligible Shareholders that, as determined by the Board of Directors or its designee acting in good faith, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 3 (such Eligible Shareholder or group of Eligible Shareholders being a "Nominating Shareholder"); (ii) disclosure about the Shareholder Nominee and the Nominating Shareholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (iii) any statement included by the Nominating Shareholder in the Nomination Notice for inclusion in the proxy statement in support of the Shareholder Nominee's election to the Board of Directors (subject, without limitation, to Section 3(e)(ii), provided that such statement does not exceed 500 words; and (iv) any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Shareholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 3.

(b) **Maximum Number of Shareholder Nominees.**

(i) The Corporation shall not be required to include in the proxy statement for an annual meeting of shareholders more Shareholder Nominees than that number of directors constituting 20 percent of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 3 (rounded down to the nearest whole number), but, in any event, not fewer than two (the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (1) Shareholder Nominees whose nominations are subsequently withdrawn and (2) Shareholder Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 3(d) but before the date of the annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(ii) If the number of Shareholder Nominees pursuant to this Section 3 for any annual meeting of shareholders exceeds the Maximum Number, then, promptly upon notice from the Corporation, each Nominating Shareholder will select one Shareholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation's common stock that each Nominating Shareholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Shareholder has selected one Shareholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Article I, Section 2(d), a Nominating Shareholder becomes ineligible or withdraws its nomination, or a Shareholder Nominee becomes ineligible or unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, then the Corporation: (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the Shareholder Nominee or any successor or replacement nominee proposed by the Nominating Shareholder or by any other Nominating Shareholder and (2) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee will not be included as a Shareholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting of shareholders.

(c) **Eligibility of Nominating Shareholder.**

(i) An "Eligible Shareholder" is a person who has either (1) been a record holder of the shares of common stock of the Corporation used to satisfy the eligibility requirements in this Section 3(c) continuously for the three-year period specified in subsection (c)(ii) of this Section 3 below or (2) provides to the Corporate Secretary of the Corporation, within the time period referred to in Section 3(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors or its designee, acting in good faith, determines acceptable.

(ii) An Eligible Shareholder or group of up to 20 Eligible Shareholders may submit a nomination in accordance with this Section 3 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined in Section 3(c)(iii) below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of shareholders. The following shall be treated as one Eligible Shareholder if such Eligible Shareholder shall provide together with the Nomination Notice documentation satisfactory to the Board of Directors or its designee, acting in good faith, that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended). For the avoidance of doubt, in the event of a nomination by a Nominating Shareholder that includes more than one Eligible Shareholder, any and all requirements and obligations for a given Eligible Shareholder or, except as the context otherwise makes clear, the Nominating Shareholder that are set forth in this Section 3, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Shareholders constituting the Nominating Shareholder. Should any Eligible Shareholder withdraw from a group of Eligible

Shareholders constituting a Nominating Shareholder at any time prior to the annual meeting of shareholders, the Nominating Shareholder shall be deemed to own only the shares held by the remaining Eligible Shareholders. As used in this Section 3, any reference to a "group" or "group of Eligible Shareholders" refers to any Nominating Shareholder that consists of more than one Eligible Shareholder and to all the Eligible Shareholders that make up such Nominating Shareholder.

(iii) The "Minimum Number" of shares of the Corporation's common stock means 3 percent of the number of outstanding shares of common stock of the Corporation as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 3, an Eligible Shareholder "owns" only those outstanding shares of the Corporation's common stock as to which such Eligible Shareholder possesses both: (1) the full voting and investment rights pertaining to such shares and (2) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such Eligible Shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Shareholder or any of its affiliates for any purpose or purchased by such Eligible Shareholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such Eligible Shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding capital stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (A) reducing in any manner, to any extent or at any time in the future, such Eligible Shareholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (B) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such Eligible Shareholder or any of its affiliates. An Eligible Shareholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Shareholder. An Eligible Shareholder's ownership of shares shall be deemed to continue during any period in which the Eligible Shareholder has loaned such shares, provided that the Eligible Shareholder has the power to recall such loaned shares on not more than five business days' notice. The terms "owned," "owning," and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or its designee acting in good faith. For purposes of this Section 3(c)(iv), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Exchange Act").

(v) No Eligible Shareholder shall be permitted to be in more than one group constituting a Nominating Shareholder, and if any Eligible Shareholder appears as a member of more than one group, such Eligible Shareholder shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Nomination Notice.

(d) **Nomination Notice.** To nominate a Shareholder Nominee pursuant to this Section 3, the Nominating Shareholder must submit to the Corporate Secretary of the Corporation all of the following information and documents in a form that the Board of Directors or its designee, acting in good faith, determines acceptable (collectively, the "Nomination Notice"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of shareholders; provided, however, that if (and only if) the annual meeting of shareholders is not scheduled to be held within a period that commences 30 days before the first anniversary date of the preceding year's annual meeting of shareholders and ends 30 days after the first anniversary date of the preceding year's annual meeting of shareholders (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the date such Other Meeting Date is first publicly announced or disclosed (in no event shall the adjournment or postponement of an annual meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Nominating Shareholder owns, and has continuously owned for the preceding three (3) years, the Minimum Number of shares, and the Nominating Shareholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Shareholder's continuous ownership of the Minimum Number of shares through the record date;

(ii) an agreement to provide immediate notice if the Nominating Shareholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) relating to the Shareholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Shareholder as applicable, in accordance with Securities and Exchange Commission rules;

(iv) the written consent of each Shareholder Nominee to being named in the Corporation's proxy statement, form of proxy, and ballot as a nominee and to serving as a director if elected;

(v) a written notice of the nomination of such Shareholder Nominee that includes the following additional information, agreements, representations, and warranties by the Nominating Shareholder (including, for the avoidance of doubt, each group member in the case of a Nominating Shareholder consisting of a group of Eligible Shareholders): (1) the information that would be required to be set forth in a shareholder's notice of nomination pursuant to Article I, Section 2 of these Bylaws; (2) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N; (3) a representation and warranty that the Nominating Shareholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation; (4) a representation and warranty that the Nominating Shareholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Shareholder's Shareholder Nominee(s); (5) a representation and warranty that the Nominating Shareholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-1(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Shareholder's Shareholder Nominee(s) or any nominee of the Board of Directors); (6) a representation and warranty that the Nominating Shareholder will not use any proxy card other than the Corporation's proxy card in soliciting shareholders in connection with the election of a Shareholder Nominee at the annual meeting; (7) a representation and warranty that the Shareholder Nominee's candidacy or, if elected, Board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation's securities are traded (the "Stock Exchange Rules"); (8) a representation and warranty that the Shareholder Nominee: (A) does not have any direct or indirect relationship with the Corporation that will cause the Shareholder Nominee to be deemed not independent pursuant to the Corporation's Corporate Governance Guidelines and director independence standards and otherwise qualifies as independent under the Corporation's Corporate Governance Guidelines, director independence standards, and the Stock Exchange Rules; (B) meets the audit committee and compensation committee independence requirements under the Stock Exchange Rules; (C) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule); (D) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); (E) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Shareholder Nominee; and (F) meets the director qualifications set forth in the Corporation's Corporate Governance Guidelines; (9) a representation and warranty that the Nominating Shareholder satisfies the eligibility requirements set forth in Section 3(c); (10) a representation and warranty that the Nominating Shareholder will continue to satisfy the eligibility requirements described in Section 3(c) through the date of the annual meeting; (11) details of any position of the Shareholder Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice; (12) if desired, a statement for inclusion in the proxy statement in support of the Shareholder Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and (13) in the case of a nomination by a Nominating Shareholder comprised of a group, the designation by all Eligible Shareholders in such group of one Eligible Shareholder that is authorized to act on behalf of the Nominating Shareholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(vi) an executed agreement pursuant to which the Nominating Shareholder (including in the case of a group, each Eligible Shareholder in that group) agrees: (1) to comply with all applicable laws, rules, and regulations in connection with the nomination, solicitation, and election; (2) to file any written solicitation or other communication with the Corporation's shareholders relating to one or more of the Corporation's directors or director nominees or any Shareholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from an action, suit, or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Shareholder or the Shareholder Nominee nominated by such Nominating Shareholder with the Corporation, its shareholders, or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (jointly and severally with all other Eligible Shareholders, in the case of a group of Eligible Shareholders) the Corporation and each of its directors, officers, and employees individually against any liability, loss, damages, expenses, or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit, or proceeding, whether legal, administrative, or investigative, against the Corporation or any of its directors, officers, or employees arising out of or relating to a failure or alleged failure of the Nominating Shareholder or Shareholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements, or representations under this Section 3; (5) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Shareholder (including with respect to any Eligible Shareholder included in a group) with the Corporation, its shareholders, or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Shareholder (including any Eligible Shareholder included in a group) has failed to continue to satisfy the eligibility requirements described in Section 3(c), to promptly notify the Corporation; and

(vii) an executed agreement by the Shareholder Nominee: (1) to provide to the Corporation such other information, including completion of the Corporation's director nominee questionnaire, as the Board of Directors or its designee, acting in good faith, may request; (2) that the Shareholder Nominee has read and agrees, if elected to serve as a member of the Board of Directors, to adhere to the Corporation's Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors, and any other Corporation policies and guidelines applicable to directors; and (3) that the Shareholder Nominee is not and will not become a party to (A) any compensatory, payment or other financial agreement, arrangement, or understanding with any person or entity in connection with such person's nomination, candidacy, service, or action as director of the Corporation that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Shareholder's submission of the Nomination Notice, (B) any agreement, arrangement, or understanding with any person or entity as to how the Shareholder Nominee would vote or act on any issue or question as a director (a "Voting Commitment") that has not been fully disclosed to the Corporation prior to or concurrently with the Nominating Shareholder's submission of the Nomination Notice, or (C) any Voting Commitment that could limit or interfere with the Shareholder Nominee's ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law.

The information and documents required by this Section 3(d) shall be (i) provided with respect to and executed by each Eligible Shareholder in the group in the case of a Nominating Shareholder comprised of a group of Eligible Shareholders; and (ii) provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) (x) in the case of a Nominating Shareholder that is an entity and (y) in the case of a Nominating Shareholder that is a group that includes one or more Eligible Shareholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 3(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Corporate Secretary of the Corporation.

(e) **Exceptions.**

(i) Notwithstanding anything to the contrary contained in this Section 3, the Corporation may omit from its proxy statement any Shareholder Nominee and any information concerning such Shareholder Nominee (including a Nominating Shareholder's statement in support) and no vote on such Shareholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Shareholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Shareholder Nominee, if: (1) the Corporation receives a notice that a shareholder intends to nominate a candidate for director at the annual meeting pursuant to the advance notice requirements set forth in Article I, Section 2 of these Bylaws; (2) the Nominating Shareholder (or, in the case of a Nominating Shareholder consisting of a group of Eligible Shareholders, the Eligible Shareholder that is authorized to act on behalf of the Nominating Shareholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 3 or the Nominating Shareholder withdraws its nomination; (3) the Board of Directors or its designee, acting in good faith, determines that such Shareholder Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with these Bylaws or the Corporation's Articles of Incorporation or any applicable law, rule, or regulation to which the Corporation is subject, including the Stock Exchange Rules; (4) the Shareholder Nominee has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (5) the Corporation is notified, or the Board of Directors or its designee acting in good faith determines, that a Nominating Shareholder has failed to continue to satisfy the eligibility requirements described in Section 3(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Shareholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of any of the obligations, agreements, representations, or warranties of the Nominating Shareholder or the Shareholder Nominee under this Section 3.

(ii) Notwithstanding anything to the contrary contained in this Section 3, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Shareholder Nominee included in the Nomination Notice, if the Board of Directors or its designee in good faith determines that: (1) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (2) such information directly or indirectly impugns the character, integrity, or personal reputation of, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association, or other entity, organization, or governmental authority; (3) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule, or regulation; or (4) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Shareholder Nominee.

4. **Special Meetings**. Special meetings of the shareholders shall be called by the Corporate Secretary or an Assistant Corporate Secretary at any time on order of the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chairman of the Executive Committee, the Chief Executive Officer, or the President. Special meetings of the shareholders shall also be called by the Corporate Secretary or

an Assistant Corporate Secretary upon the written request of holders of shares entitled to cast not less than ten percent of the votes at the meeting measured as of the record date established pursuant to Article IV, Section 1 of these Bylaws.

Any such request shall be in writing, shall be delivered to the Chairman of the Board, the Vice Chairman of the Board, the Chairman of the Executive Committee, the Chief Executive Officer, the President, or the Corporate Secretary, and shall state (a) the purposes of the meeting, (b) the business proposed to be transacted at such meeting and the reasons for conducting such business at the meeting, and (c) if such request is made by a shareholder, the text of the proposal or business to be brought before the meeting (including the text of any resolutions proposed for consideration, and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment). In connection with any special meeting of the shareholders called in accordance with the provisions of this Section 4, upon written request in proper form sent pursuant to Section 601(c) of the California Corporations Code (or any successor provision) by the person or persons (other than the Board) calling such meeting, it shall be the duty of the Corporate Secretary, subject to the immediately succeeding sentence, to cause notice of such meeting to be given in accordance with Article I, Section 2, Paragraph 3 of these Bylaws as promptly as reasonably practicable and, in connection therewith, to establish the place and, subject to Section 601(c) of the California Corporations Code (or any successor provision), the date and hour of such meeting.

To be in proper form, any such shareholder request shall include the information required in Article I, Section 2 of these Bylaws. Within five business days after receiving such a shareholder request, the Board shall determine whether such shareholder or shareholders have satisfied the requirements for calling a special meeting of the shareholders in accordance with the provisions of this Section 4, and shall notify the requesting party or parties of its finding.

In the event that a special meeting of shareholders is called pursuant to this Section 4 for the purpose of electing one or more directors, any shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, but only if the shareholder has given timely and proper written notice to the Corporate Secretary.

To be timely under this Section 4, the shareholder's written notice must be received by the close of business at the principal executive office of the Corporation not more than 120 days in advance of the date of such special meeting and not less than ninety days prior to the date of such special meeting or the tenth day following the date on which public disclosure of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting is first made or given to shareholders. To be proper, the notice shall include the information required by the seventh through eleventh paragraphs of Article I, Section 2 of these Bylaws, as applied to the special meeting. In no event shall any adjournment, recess, or postponement of a special meeting of shareholders or the public disclosure thereof commence a new time period (or extend any time period) for the giving of timely written notice for business to be properly brought before the special meeting by a shareholder as described in this Section 4. Nominations of persons for election to the Board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board or any duly authorized committee thereof, or (b) provided that the Board or any duly authorized committee thereof has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 4 is delivered to the Corporate Secretary, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth and referenced in this Section 4.

5. **Determination of Proper Business.** Each of the Board of Directors, the Chairman of the Board, the lead director, and the presiding officer of any annual or special meeting of shareholders shall have the power to determine whether business was properly and timely proposed in accordance with the provisions of this Article I, and if any of them should determine that such business is not in compliance with Article I, the presiding officer of the annual or special meeting of shareholders shall have the authority to declare at the meeting that any such business was not properly and timely brought before the meeting and shall not be transacted. Notwithstanding the foregoing provisions of this Article I, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or other proposed business (including any proposal included in the Corporation's proxy materials pursuant to and in compliance with Rule 14a-8 under the Exchange Act), such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

6. **Voting at Meetings**. At any meeting of the shareholders, each holder of record of stock shall be entitled to vote in person or by proxy. The authority of proxies must be evidenced by a written document signed by the shareholder and must be delivered to the Corporate Secretary of the Corporation prior to the commencement of the meeting.

7. **Shareholder Action by Written Consent**. Subject to Section 603 of the California Corporations Code, any action which, under any provision of the California Corporations Code, may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any party seeking to solicit written consent from shareholders to take corporate action must deliver a notice to the Corporate Secretary of the Corporation which requests the Board of Directors to set a record date for determining shareholders entitled to give such consent. Such written request must set forth as to each matter the party proposes for shareholder action by written consents (a) a brief description of the matter and (b) the class and number of shares of the Corporation that are beneficially owned by the requesting party. Within ten days of receiving the request in the proper form, the Board shall set a record date for the taking of such action by written consent in accordance with California Corporations Code Section 701 and Article IV, Section 1 of these Bylaws. If the Board fails to set a record date within such ten-day period, the record date for determining shareholders entitled to give the written consent for the matters specified in the notice shall be the day on which the first written consent is given in accordance with California Corporations Code Section 701(b)(2).

Each written consent delivered to the Corporation must set forth (a) the action sought to be taken, (b) the name and address of the shareholder as they appear on the Corporation's books, (c) the class and number of shares of the Corporation that are beneficially owned by the shareholder, (d) the name and address of the proxyholder authorized by the shareholder to give such written consent, if applicable, and (e) any material interest of the shareholder or proxyholder in the action sought to be taken.

Consents to corporate action shall be valid for a maximum of sixty days after the date of the earliest dated consent delivered to the Corporation. Consents may be revoked by written notice (a) to the Corporation, (b) to the shareholder or shareholders soliciting consents or soliciting revocations in opposition to action by consent proposed by the Corporation (the "Soliciting Shareholders"), or (c) to a proxy solicitor or other agent designated by the Corporation or the Soliciting Shareholders.

Within three business days after receipt of the earliest dated consent solicited by the Soliciting Shareholders and delivered to the Corporation in the manner provided in California Corporations Code Section 603 or the determination by the Board that the Corporation should seek corporate action by written consent, as the case may be, the Corporate Secretary shall engage nationally recognized independent inspectors of elections for the purpose of performing a ministerial review of the validity of the consents and revocations. The cost of retaining inspectors of election shall be borne by the Corporation.

Consents and revocations shall be delivered to the inspectors upon receipt by the Corporation, the Soliciting Shareholders or their proxy solicitors, or other designated agents. As soon as consents and revocations are received, the inspectors shall review the consents and revocations and shall maintain a count of the number of valid and unrevoked consents. The inspectors shall keep such count confidential and shall not reveal the count to the Corporation, the Soliciting Shareholder or their representatives, or any other entity. As soon as practicable after the earlier of (a) sixty days after the date of the earliest dated consent delivered to the Corporation in the manner provided in California Corporations Code Section 603, or (b) a written request therefor by the Corporation or the Soliciting Shareholders (whichever is soliciting consents), notice of which request shall be given to the party opposing the solicitation of consents, if any, which request shall state that the Corporation or Soliciting Shareholders, as the case may be, have a good faith belief that the requisite number of valid and unrevoked consents to authorize or take the action specified in the consents has been received in accordance with these Bylaws, the inspectors shall issue a preliminary report to the Corporation and the Soliciting Shareholders stating: (a) the number of valid consents, (b) the number of valid revocations, (c) the number of valid and unrevoked consents, (d) the number of invalid consents, (e) the number of invalid revocations, and (f) whether, based on their preliminary count, the requisite number of valid and unrevoked consents has been obtained to authorize or take the action specified in the consents.

Unless the Corporation and the Soliciting Shareholders shall agree to a shorter or longer period, the Corporation and the Soliciting Shareholders shall have forty-eight hours to review the consents and revocations and to advise the inspectors and the opposing party in writing as to whether they intend to challenge the preliminary report of the inspectors. If no written notice of an intention to challenge the preliminary report is received within forty-eight hours after the inspectors' issuance of the preliminary report, the inspectors shall issue to the Corporation and the Soliciting Shareholders their final report containing the information from the inspectors' determination with respect to whether the requisite number of valid and unrevoked consents was obtained to authorize and take the action specified in the consents. If the Corporation or the Soliciting Shareholders issue written notice of an intention to challenge the inspectors' preliminary report within forty-eight hours after the issuance of that report, a challenge session shall be scheduled by the inspectors as promptly as practicable. A transcript of the challenge session shall be recorded by a certified court reporter. Following completion of the challenge session, the inspectors shall as promptly as practicable issue their final report to the Soliciting Shareholders and the Corporation, which report shall contain the information included in the preliminary report, plus all changes in the vote totals as a result of the challenge and a certification of whether the requisite number of valid and unrevoked consents was obtained to authorize or take the action specified in the consents. A copy of the final report of the inspectors shall be included in the book in which the proceedings of meetings of shareholders are recorded.

Unless the consent of all shareholders entitled to vote have been solicited in writing, the Corporation shall give prompt notice to the shareholders in accordance with California Corporations Code Section 603 of the results of any consent solicitation or the taking of the corporate action without a meeting and by less than unanimous written consent.

8. **Qualified Representatives**. For purposes of this Article I, to be a "qualified representative" of the shareholder, a person must be a duly authorized officer, manager, or partner of such shareholder or must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the applicable annual or special meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, along with personal identification demonstrating the representative's identity, and in a format acceptable to the Corporation, at the applicable annual or special meeting.

Article II.
DIRECTORS.

1. **Number**. As stated in paragraph I of Article Third of this Corporation's Articles of Incorporation, the Board of Directors of this Corporation shall consist of such number of directors, not less than seven (7) nor more than thirteen (13). The exact number of directors shall be thirteen (13) until changed, within the limits specified above, by an amendment to this Bylaw duly adopted by the Board or the shareholders.

2. **Powers**. In accordance with California Corporations Code Section 300, the Board of Directors shall exercise all the powers of the Corporation except those which are conferred upon or reserved to the shareholders by law, the Articles of Incorporation, or these Bylaws.

3. **Committees**. The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate and appoint one or more committees as the Board deems appropriate, each consisting of two or more directors, to serve at the pleasure of the Board; provided, however, that, as required by this Corporation's Articles of Incorporation, the members of the Executive Committee (should the Board designate an Executive Committee) must be appointed by the affirmative vote of two-thirds of the authorized number of directors. Any such committee, including the Executive Committee, shall have the authority to act in the manner and to the extent provided in the resolution of the Board designating such committee and may have all the authority of the Board, except with respect to the matters set forth in California Corporations Code Section 311.

4. **Time and Place of Directors' Meetings**. Regular meetings of the Board of Directors shall be held on such days and at such times and at such locations as shall be fixed by resolution of the Board, or designated by the Chairman of the Board or, in his absence, the Vice Chairman of the Board, the Chief Executive Officer, or the President of the Corporation and contained in the notice of any such meeting. Notice of meetings shall be delivered personally or sent by mail or electronic transmission at least seven days in advance unless otherwise authorized.

5. **Special Meetings**. The Chairman of the Board, the Vice Chairman of the Board, the Chairman of the Executive Committee, the Chief Executive Officer, the President, or any five directors may call a special meeting of the Board of Directors at any time. Notice of the time and place of special meetings shall be given to each director by the Corporate Secretary. Such notice shall be delivered personally or by telephone (or other system or technology designed to record and communicate messages, including facsimile, electronic mail, or other such means) to each director at least forty-eight hours in advance of such meeting, or sent by first-class mail or electronic transmission, postage prepaid, at least four days in advance of such meeting.

6. **Quorum**. A quorum for the transaction of business at any meeting of the Board of Directors or any committee thereof shall consist of one-third of the authorized number of directors or committee members, or two, whichever is larger.

7. **Action by Consent**. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all directors individually or collectively consent in writing to such action and if the number of members of the Board serving at the time constitutes a quorum. Such written consent or consents shall be filed with the minutes of the proceedings of the Board.

8. **Meetings by Conference Telephone**. Any meeting, regular or special, of the Board of Directors or of any committee of the Board, may be held by conference telephone or similar communication equipment, provided that all directors participating in the meeting can hear one another.

9. **Majority Voting**. In any uncontested election, nominees receiving the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be elected. In any election that is not an uncontested election, the nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected; votes against a director and votes withheld shall have no legal effect.

For purposes of these Bylaws, "uncontested election" means an election of directors of the Corporation in which, at the expiration of the times fixed under Article I, Section 2 and Article I, Section 3 of these Bylaws requiring advance notification of director nominees, or for special meetings, at the time notice is given of the meeting at which the election is to occur, the number of nominees for election does not exceed the number of directors to be elected by the shareholders at that election.

If an incumbent director fails, in an uncontested election, to receive the vote required to be elected in accordance with this Section 9, then, unless the incumbent director has earlier resigned, the term of such incumbent director shall end on the date that is the earlier of (a) ninety (90) days after the date on which the voting results are determined pursuant to Section 707 of the California Corporations Code, or (b) the date on which the Board of Directors selects a person to fill the office held by that director in accordance with the procedures set forth in these Bylaws and Section 305 of the California Corporations Code.

Article III.
OFFICERS.

1. **Officers**. The officers of the Corporation shall be elected by the Board of Directors and include a President, a Corporate Secretary, a Treasurer, or other such

officers as required by law. The Board also may elect one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other such officers as may be appropriate, including the offices described below. Any number of offices may be held by the same person.

2. **Chairman (or Chair) of the Board**. The Chairman of the Board shall be a member of the Board of Directors and preside at all meetings of the shareholders, of the directors, and of the Executive Committee in the absence of the Chairman of that Committee. The Chairman of the Board shall have such duties and responsibilities as may be prescribed by the Board or these Bylaws. The Chairman of the Board shall have authority to sign on behalf of the Corporation agreements and instruments of every character, and, in the absence or disability of the Chief Executive Officer, shall exercise the Chief Executive Officer's duties and responsibilities.

3. **Vice Chairman (or Vice Chair) of the Board**. The Vice Chairman of the Board shall be a member of the Board of Directors and have such duties and responsibilities as may be prescribed by the Board, the Chairman of the Board, or these Bylaws. In the absence of the Chairman of the Board, the Vice Chairman of the Board shall preside at all meetings of the Board and of the shareholders; and, in the absence of the Chairman of the Executive Committee and the Chairman of the Board, the Vice Chairman of the Board shall preside at all meetings of the Executive Committee. The Vice Chairman of the Board shall have authority to sign on behalf of the Corporation agreements and instruments of every character.

4. **Chairman (or Chair) of the Executive Committee**. The Chairman of the Executive Committee shall be a member of the Board of Directors and preside at all meetings of the Executive Committee. The Chairman of the Executive Committee shall aid and assist the other officers in the performance of their duties and shall have such other duties as may be prescribed by the Board or these Bylaws.

5. **Chief Executive Officer**. The Chief Executive Officer shall have such duties and responsibilities as may be prescribed by the Board of Directors, the Chairman of the Board, or these Bylaws. If there be no Chairman of the Board, the Chief Executive Officer shall also exercise the duties and responsibilities of that office. The Chief Executive Officer shall have authority to sign on behalf of the Corporation agreements and instruments of every character. In the absence or disability of the President, the Chief Executive Officer shall exercise the President's duties and responsibilities.

6. **President**. The President shall have such duties and responsibilities as may be prescribed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or these Bylaws. If there be no Chief Executive Officer, the President shall also exercise the duties and responsibilities of that office. The President shall have authority to sign on behalf of the Corporation agreements and instruments of every character.

7. **Chief Financial Officer**. The Chief Financial Officer shall be responsible for the overall management of the financial affairs of the Corporation. The Chief Financial Officer shall render a statement of the Corporation's financial condition and an account of all transactions whenever requested by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, or the President.

The Chief Financial Officer shall have such other duties as may from time to time be prescribed by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or these Bylaws.

8. **General Counsel**. The General Counsel shall be responsible for handling on behalf of the Corporation all proceedings and matters of a legal nature. The General Counsel shall render advice and legal counsel to the Board of Directors, officers, and employees of the Corporation, as necessary to the proper conduct of the business. The General Counsel shall keep the management of the Corporation informed of all significant developments of a legal nature affecting the interests of the Corporation.

The General Counsel shall have such other duties as may from time to time be prescribed by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or these Bylaws.

9. **Vice Presidents**. Each Vice President shall have such duties and responsibilities as may be prescribed by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or these Bylaws. Each Vice President's authority to sign agreements and instruments on behalf of the Corporation shall be as prescribed by the Board. The Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, or the President may confer a special title upon any Vice President.

10. **Corporate Secretary**. The Corporate Secretary shall attend all meetings of the Board of Directors and the Executive Committee, and all meetings of the shareholders, and the Corporate Secretary shall record the minutes of all proceedings in books to be kept for that purpose. The Corporate Secretary shall be responsible for maintaining a proper share register and stock transfer books for all classes of shares issued by the Corporation. The Corporate Secretary shall give, or cause to be given, all notices required either by law or these Bylaws. The Corporate Secretary shall keep the seal of the Corporation in safe custody, and shall affix the seal of the Corporation to any instrument requiring it and shall attest the same by the Corporate Secretary's signature.

The Corporate Secretary shall have such other duties as may be prescribed by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or these Bylaws.

The Assistant Corporate Secretaries shall perform such duties as may be assigned from time to time by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or the Corporate Secretary. In the absence or disability of the Corporate Secretary, the Corporate Secretary's duties shall be performed by an Assistant Corporate Secretary.

11. **Treasurer**. The Treasurer shall have custody of all moneys and funds of the Corporation, and shall cause to be kept full and accurate records of receipts and disbursements of the Corporation. The Treasurer shall deposit all moneys and other valuables of the Corporation in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors or any employee of the Corporation designated by the Board. The Treasurer shall disburse such funds of the Corporation as have been duly approved for disbursement.

The Treasurer shall perform such other duties as may from time to time be prescribed by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, or these Bylaws.

The Assistant Treasurers shall perform such duties as may be assigned from time to time by the Board, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, or the Treasurer. In the absence or disability of the Treasurer, the Treasurer's duties shall be performed by an Assistant Treasurer.

12. **Controller**. The Controller shall be responsible for maintaining the accounting records of the Corporation and for preparing necessary financial reports and statements, and the Controller shall properly account for all moneys and obligations due the Corporation and all properties, assets, and liabilities of the Corporation. The Controller shall render to the officers such periodic reports covering the result of operations of the Corporation as may be required by them or any one of them.

The Controller shall have such other duties as may from time to time be prescribed by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, or these Bylaws. The Controller shall be the principal accounting officer of the Corporation, unless another individual shall be so designated by the Board.

Article IV.
MISCELLANEOUS.

1. **Record Date**. The Board of Directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders, or entitled to receive any dividend or distribution, or allotment of rights, or to exercise rights in respect to any change, conversion, or exchange of shares. The record date so fixed shall be not more than sixty nor less than ten days prior to the date of such meeting nor more than sixty days prior to any other action for the purposes for which it is so fixed. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting,

or entitled to receive any dividend or distribution, or allotment of rights, or to exercise the rights, as the case may be.

2. **Certificates; Direct Registration System**. Shares of the Corporation's capital stock may be certificated or uncertificated, as provided under California law. Any certificates that are issued shall be signed in the name of the Corporation by the Chairman of the Board, the Vice Chairman of the Board, the President, or a Vice President and by the Chief Financial Officer, an Assistant Treasurer, the Corporate Secretary, or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, Transfer Agent, or Registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, Transfer Agent, or Registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, Transfer Agent, or Registrar at the date of issue. Shares of the Corporation's capital stock may also be evidenced by registration in the holder's name in uncertificated, book-entry form on the books of the Corporation in accordance with a direct registration system approved by the SEC and authorized by statute or by any securities exchange on which the stock of the Corporation may from time to time be traded.

Transfers of shares of stock of the Corporation shall be made by the Transfer Agent and Registrar on the books of the Corporation after receipt of a request with proper evidence of succession, assignment, or authority to transfer by the record holder of such stock, or by an attorney lawfully constituted in writing, and in the case of stock represented by a certificate, upon surrender of the certificate. Subject to the foregoing, the Board of Directors shall have power and authority to make such rules and regulations as it shall deem necessary or appropriate concerning the issue, transfer, and registration of shares of stock of the Corporation, and to appoint and remove Transfer Agents and Registrars of transfers.

3. **Lost Certificates**. Any person claiming a certificate of stock to be lost, stolen, mislaid, or destroyed shall make an affidavit or affirmation of that fact and verify the same in such manner as the Board of Directors may require, and shall, if the Board so requires, give the Corporation, its Transfer Agents, Registrars, and/or other agents a bond of indemnity in form approved by counsel, and in amount and with such sureties as may be satisfactory to the Corporate Secretary of the Corporation, before a new certificate (or uncertificated shares in lieu of a new certificate) may be issued of the same tenor and for the same number of shares as the one alleged to have been lost, stolen, mislaid, or destroyed.

Article V.
AMENDMENTS.

1. **Amendment by Shareholders**. Except as otherwise provided by law, these Bylaws, or any of them, may be amended or repealed or new Bylaws adopted by the affirmative vote of a majority of the outstanding shares entitled to vote at any regular or special meeting of the shareholders.

2. **Amendment by Directors**. To the extent provided by law, these Bylaws, or any of them, may be amended or repealed or new Bylaws adopted by resolution adopted by a majority of the members of the Board of Directors; provided, however, that amendments to Article II, Section 9 of these Bylaws, and any other Bylaw provision that implements a majority voting standard for director elections (excepting any amendments intended to conform those Bylaw provisions to changes in applicable laws) shall be amended by the shareholders of the Corporation as provided in Section 1 of this Article V.